AGREEMENT

made between

ROSEMONT COPPER COMPANY

and

UNITED COPPER & MOLY LLC

in respect of the

Rosemont Project, Pima County, Arizona

September 16, 2010

TABLE OF CONTENTS

	Page				Page

ARTICLE 1 INTERPRETATION		1	3.10	Default by Rosemont	13
1.1	Definitions	1	ARTICLE 4 JOINT VENTURE		14
1.2	Included Words	5	4.1	Formation of Joint Venture	14
1.3	Headings	5	4.2	Intentionally Deleted	14
1.4	Interpretation	5	4.3	Intentionally Deleted	14
1.5	Entire Agreement	5	4.4	Offtake Agreement	14
1.6	References	6
1.7	Currency	6	ARTICLE 5 TRANSFERS		14
1.8	Knowledge	6	5.1	Limitations on Transfers	14
1.9	Schedules	6	ARTICLE 6 FORCE MAJEURE		14
1.10	Severability	6	6.1	Events	14
1.11	Calculation of Time	6	6.2	Effect of Force Majeures	15
ARTICLE 2 REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS		7	6.3	Obligation to Remove Force Majeure	15
			6.4	Giving Notice	15
2.1	Mutual Representations and Warranties	7	ARTICLE 7 DISPUTE RESOLUTION		15
2.2	Rosemont’s Representations and Warranties	7	7.1	Arbitration	15
2.3	Survival of Representations and Warranties	10
2.4	Indemnity	10	ARTICLE 8 NOTICE		15
2.5	Acknowledgement	10	8.1	Notice	15

ARTICLE 3 EARN-IN		11	ARTICLE 9 GENERAL		15
3.1	Earn-In	11	9.1	No Waiver	15
3.2	Conditions of Earn-In	11	9.2	Further Assurances	16
3.3	Pre-Permitting Costs and Post Pre-Permitting	11	9.3	Manner of Payment	16
3.4	Earn-In Default	11	9.4	Enurement	16
3.5	Expenditure Statement and Audit	11	9.5	Governing Law	16
3.6	Excess Advances	12	9.6	Time of the Essence	16
3.7	Additional Earn-In Termination Rights	12	9.7	Counterparts	16
3.8	Calculation of Earned Interest	12
3.9	Use of Advances	13

SCHEDULE A – PROPERTIES DESCRIPTION
SCHEDULE B – PERMITTED ENCUMBRANCES
SCHEDULE C – INVESTMENT SCHEDULE
SCHEDULE D – JVA
SCHEDULE E – MATERIAL PERMITS
SCHEDULE F – INTENTIONALLY DELETED
SCHEDULE G – OFFTAKE TERMS
SCHEDULE H – PRE-PERMITTING COSTS

-i-

EARN-IN AGREEMENT

                    THIS AGREEMENT made as of the 16th day of September, 2010.

BETWEEN:

                    UNITED COPPER & MOLY, LLLC

                    (“KC”)

AND:

                    ROSEMONT COPPER COMPANY

                     (“Rosemont”)

WHEREAS:

1)      Rosemont is the owner of the Project.

2)      The Parties wish to document agreements under which the Parties will form a contractual joint venture to develop and operate the Project and KC will earn into a 20% interest in the Project.

3)      The Parties also wish to enter into the Offtake Agreement.

          NOW THEREFORE THIS AGREEMENT WITNESSES that for and in consideration of the mutual covenants hereinafter set out and for other good and valuable consideration the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1           Definitions

                           For the purposes of this Agreement, except as otherwise defined herein, the following capitalized words and phrases when used herein have the following meanings:

“Advance” means the payment of a portion of the Investment by KC to the Operator, as a contribution to the Joint Venture.

“Affiliate” means with respect to a Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with, the subject Person.

“Agreement” means this document including any schedules thereto.

“Arbitration” means the dispute resolution detailed in Article 7.

“Assets” means the Properties, and any maps, drill core, samples, assays, geological and other technical reports, studies, designs, plans and financial or other records, tools, supplies and equipment and permits and applications related to the Properties and the Project in the possession or under the control of Rosemont as of the date hereof.

AGREEMENT

“Auditors” means the auditors of the Joint Venture as appointed pursuant to the JVA.

“Business Day” means any day other than a Saturday, Sunday or day on which banks in Denver, Colorado or Seoul, Korea are generally not open for business.

“Business” means the business of the Project as conducted by Rosemont.

“Code” means the Internal Revenue Code of 1986, as amended.

“Completion Date” means the date of recording of the Memorandum of Earn-In Agreement with Pima County, Arizona.

“Control” means:

(a)	when used as a verb:

(i)

with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of the entity through the legal or beneficial ownership of voting securities or the right to appoint managers, directors or corporate management, or by contract, operating agreement, voting trust or otherwise; and

(ii) with respect to a natural person, the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise, and

(b)	when used as a noun, an interest that gives the holder the ability to exercise any of the powers described in clause (a).

“Earned Interest” means an undivided right title and ownership interest in the Assets, the Joint Venture and the JVA.

“Earn-In” has the meaning set out in Section 3.1.

“Effective Date” means the date of this Agreement.

“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, right of third party, title retention agreement or arrangement, royalty, restrictive covenant or other encumbrance of any nature.

“Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigations or proceedings relating in any way to any Environmental Law or any permit issued under any such Environmental Law, including, without limitation:

(a)

any and all claims by a Governmental Authority or regulatory authorities for enforcement, clean-up, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law; and

(b)

any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from hazardous materials, including any release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the environment.

AGREEMENT

“Environmental Law” means all applicable requirements of the common law or of environmental, health or safety statutes, regulations, rules, ordinances, policies, orders or permits of any Governmental Authority with jurisdiction over the Properties including, but not limited to those relating to:

(a)	noise,

(b)	pollution or protection of the air, surface water, ground water or land,

(c)	solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation,

(d)	exposure to hazardous or toxic substances, or

(e)	the closure, decommissioning, dismantling or abandonment of any facilities, mines or workings and the reclamation or restoration of any lands.

“Governmental Authority” means any federal, state or local government or any regulatory authority, agency, commission or board of any federal, state or local government having jurisdiction in the relevant circumstances, or any Person acting or purporting to act under the authority of any of the foregoing (including any arbitrator).

“Investment” means US$176,000,000, payable in cash or, by mutual agreement of the Parties, by assets having a mutually agreed value.

“Investment Schedule” means the schedule detailed in Schedule C.

“Joint Venture” has the meaning set out in Section 4.1.

“JVA” means the joint venture agreement in the form set out in Schedule D.

“Liens” means any mortgages, pledges, liens, encumbrances, charges, or other security interests.

“Material Permits” means the permits set out in Schedule E.

“Minerals” means all ores, and concentrates or metals derived therefrom, of precious, base and industrial minerals and which are found in, on or under the Properties and may lawfully be explored for, mined and sold pursuant to the Mineral Rights and other instruments of title under which any of the Properties is held.

“Mineral Rights” means the mining claims, prospecting licences, exploration licences, mining leases, mining licences, mineral concessions and other forms of mineral tenure or other rights to Minerals, or to work upon lands for the purpose of searching for, developing or extracting Minerals under any forms of mineral title recognized under the laws of the United States of America or the State of Arizona, whether contractual, statutory or otherwise, or any interest therein.

“Mining Operations” means an operation directed to the commercial electrowinning, extraction, mining and treatment of ore to produce Minerals in a form in which it may be sold.

“Offtake Agreement” means an agreement consistent with the Offtake Terms, whereby KC agrees to purchase and the Joint Venture agrees to sell certain Minerals.

AGREEMENT

“Offtake Terms” means the terms detailed in Schedule G.

“Operator” means the operator of the Project pursuant to the JVA.

“Other Rights” means any interest in real property, whether fee title, leasehold, license, right of way, easement, any other surface or other right in relation to real property, and any right, license or permit in relation to the use or diversion of water, but excluding any Mineral Rights.

“Participating Interest” means an undivided beneficial interest, expressed as a percentage, in the other assets of the Joint Venture (including the Properties) and in the JVA.

“Party” means a party to this Agreement and “Parties” means all of them.

“Permitted Encumbrances” means those Encumbrances detailed in Schedule B.

“Person” means and includes any individual, corporation, limited liability company, partnership, firm, joint venture, syndicate, association, trust, governmental agency or board or commission or authority and any other form of entity or organization.

“Pre-Permitting Costs” means the costs detailed in Schedule H.

“Project” means the permitting, development, operation and closure and remediation of Mining Operations on the Properties.

“Properties” means the Mineral Rights, and Other Rights, if any, described in Schedule A.

“Rosemont Material Default” has the meaning set out in Section 3.7(a) .

“Subsidiaries” means collectively, the Affiliates which are directly or indirectly Controlled by a Party through one or more intermediaries, Controlled and “Subsidiary” means any one of them.

“Tax Returns” means income and other material returns, declarations, reports, claims for refund or information returns or statements relating to Taxes, including any schedule or attachment thereof whether originally filed or amended.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, excise, severance, stamp, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not.

“Taxing Authority” means any Governmental Authority having jurisdiction to levy Taxes.

“Taxpayers” means collectively, Augusta Resources (US) Corporation and its Subsidiaries and “Taxpayer” means any one of them.

“Termination” means the termination of the Earn-In pursuant to Sections 3.3, 3.7 or 6.2.

AGREEMENT

1.2                Included Words

                      This Agreement will be read with such changes in gender or number as the context requires.

1.3                Headings

                      The headings to the Articles, Sections, subsections or clauses of this Agreement are inserted for convenience only and are not intended to affect the construction hereof.

1.4                Interpretation

                      Unless the context otherwise requires, in this Agreement:

(a)

a reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by this Agreement or that other agreement or document;

(b)

a reference to legislation or to a provision of legislation includes a modification or re- enactment of it, a legislative provision substituted for it and a regulation, code, by-law, ordinance or statutory instrument issued under it;

(c)	a reference to writing includes a facsimile or electronic mail transmission and any means of reproducing words in a tangible and permanently visible form;

(d)	headings and any table of contents or index are for convenience only and do not form part of this Agreement or affect its interpretation;

(e)

a provision of this Agreement shall not be construed to the disadvantage of a Party merely because that Party was responsible for the preparation of this Agreement or the inclusion of the provision in this Agreement;

(f)	the word “including” means “including without limitation” and “include” and, “includes” will be construed similarly;

(g)	if an act must be done on a specified day which is not a Business Day, it must be done instead on the next Business Day;

(h)

a reference to a thing (including a right, obligation or concept) includes a part of that thing but nothing in this paragraph 1.4(h) implies that performance of part of an obligation constitutes performance of the obligation; and

(i)	where the phrase “to the knowledge of” or similar expressions are used in the Agreement, it means the actual knowledge of the Party making the statement or disclosure.

1.5                Entire Agreement

                    This Agreement including all Schedules together with the agreements and documents to be delivered pursuant hereto are the full expression of the Parties’ intentions and rights and the entire agreement between them pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions whether oral or written of the Parties. There are no representations, warranties or other agreements between the Parties in connection with the subject matter hereof, except as set forth herein. No amendment or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby. No waiver of any other provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provisions nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

AGREEMENT

1.6               References

                    Unless otherwise stated, a reference herein to a numbered or lettered Article, Section, subsection, clause or schedule refers to the Article, Section, subsection, clause or schedule bearing that number or letter in this Agreement. A reference to “this Agreement”, “hereof”, “hereunder”, “herein” or words of similar meaning, means this Agreement including the schedules hereto, together with any amendments thereof.

1.7                Currency

                      All dollar amounts expressed herein, unless otherwise specified, refer to lawful currency of the United State of America.

1.8                Knowledge

                      Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, then such reference means the actual knowledge of the appropriate officers of such Party.

1.9                Schedules

                      The following schedules are attached to and incorporated in this Agreement by this reference:

A	Properties Description
B	Permitted Encumbrances
C	Investment Schedule
D	JVA
E	Material Permits
F	INTENTIONALLY DELETED
G	Offtake Terms
H	Pre-Permitting Costs

1.10                Severability

                        If any provision of this Agreement is or becomes illegal, invalid or unenforceable, in whole or in part, the remaining provisions will nevertheless be and remain valid and subsisting and the said remaining provisions will be construed as if this Agreement had been executed without the illegal, invalid or unenforceable portion.

1.11                Calculation of Time

                        If any time period set forth in this Agreement ends on a day of the week which is not a Business Day, then notwithstanding any other provision of this Agreement, such period will be extended until the same time of the next following day which is a Business Day.

AGREEMENT

ARTICLE 2
REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS

2.1                Mutual Representations and Warranties

                      Each Party represents and warrants to the other Party hereto that, as of the Effective Date and the Completion Date:

(a)	it is duly organized and validly subsisting under the laws of its organizational jurisdiction;

(b)	it has full power and authority to carry on its business and to enter into this Agreement;

(c)

neither the execution and delivery of this Agreement nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a party;

(d)	the execution and delivery of this Agreement do not violate or result in the breach of the laws of any jurisdiction applicable to a Party or pertaining thereto or of its organizational documents;

(e)	all authorizations have been obtained for the execution of this Agreement and for the performance of its obligations hereunder;

(f)	this Agreement constitutes a legal, valid and binding obligation of the Party enforceable against it in accordance with its terms; and

(g)	it is a “United States person” for U.S. federal income tax purposes.

2.2                Rosemont’s Representations and Warranties

                      Rosemont represents and warrants to KC that, as of the Effective Date and the Completion Date:

(a)

Rosemont is the sole recorded and beneficial owner of the Properties and is in exclusive possession thereof, subject to the paramount title of the appropriate Governmental Authority with respect to the Mineral Rights;

(b)	the Properties and any Encumbrances in relation thereto, are properly and accurately described in Schedules A and B;

(c)	the Mineral Rights comprising the Properties are in good standing;

(d)	no consent or approval of any third party or Governmental Authority is required for the execution, delivery or performance of this Agreement by Rosemont;

(e)

no proceedings are pending for and Rosemont is not aware of any basis for the institution of any proceedings leading to the dissolution or winding-up of Rosemont or the placing of Rosemont into bankruptcy or subject to any other laws governing the affairs of insolvent persons;

(f)

to the knowledge of Rosemont, there are no Environmental Claims in respect to the Properties, nor to the best of its knowledge have any activities of or on behalf of Rosemont on the Properties been in violation of any applicable Environmental Law and, to the knowledge of Rosemont, conditions on and relating to the Properties are in compliance with such Environmental Laws, regulations, prohibitions and orders;

AGREEMENT

(g)

to the knowledge of Rosemont, none of the Properties may reasonably be thought to have been acquired or advanced, as applicable, directly or indirectly, as a result of the payment of a bribe to an official or the concealment or conversion of the proceeds of a bribe to an official;

(h)

Rosemont is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations (including all Environmental Laws) of Governmental Authorities in each jurisdiction in which its business is carried on and, except for the Material Permits, is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of a material non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of a material non-compliance with any such laws, regulations or permits which could have an adverse material effect on Rosemont and each such license, registration, qualification or permit is valid, subsisting and in good standing;

(i)	the performance of Rosemont’s obligations hereunder do not and will not require:

	(i)	shareholder approval; or

	(ii)	the consent, approval, authorization, registration or qualification of or with any Governmental Authority or other third party.

(j)	specifically with respect to the Mineral Rights which are unpatented Federal mining claims, Rosemont represents and warrants that:

	(i)	to the knowledge of Rosemont, the unpatented claims were properly monumented;

	(ii)	to the knowledge of Rosemont, all required location, validation and similarly required work was properly performed;

	(iii)	to the knowledge of Rosemont, all required location notices, certificates and similar documents were properly recorded and filed with appropriate governmental agencies;

	(iv)	all assessment and similar work required to hold the unpatented claims has been performed in a manner consistent with that required by law;

(v)

all affidavits of assessment work and other filings, including fee payments required to maintain the unpatented claims in good standing have been properly and timely recorded, filed and paid with appropriate governmental agencies;

	(vi)	Rosemont is the sole owner and has the exclusive possession of the claims free and clear of all claims, liens or encumbrances, subject only to the paramount title of the United States; and

	(vii)	to the knowledge of Rosemont, there are no conflicting claims.

AGREEMENT

(k)

All Tax Returns required to be filed by or on behalf of the Taxpayers or with respect to the Project or the Assets have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which, to the knowledge of the Taxpayers, such Tax Returns are required to be filed, and all such Tax Returns were true, complete and correct in all material respects when filed; and all material Taxes relating to the Project or the Assets have been fully and timely paid.

(l)

All deficiencies asserted or assessments made as a result of any examinations by any Taxing Authority of the Tax Returns relating to the Project or the Assets have been fully paid, and there are no other audits or investigations by any Taxing Authority in progress, nor has any written notice from any Taxing Authority that it intends to conduct such an audit or investigation relating to the Project or the Assets been received by Rosemont (or on its behalf) or any Affiliate of Rosemont.

(m)

All applicable Laws relating to the payment and withholding of Taxes have been complied with in all material respects and all material amounts required to be so withheld and paid over under all applicable laws have been duly and timely withheld and paid over to the appropriate Taxing Authorities, in each case, with respect to the Project or the Assets.

(n)

No written claim has been made by a Taxing Authority in a jurisdiction in which any Taxpayer does not currently file a Tax Return with respect to the Project or the Assets claiming that the Project or any Asset is or may be subject to taxation by that jurisdiction.

(o)

No agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitations) or the period for filing any Tax Return, in each case with respect to the Project or the Assets, has been executed or filed with any Taxing Authority by or on behalf of any Taxpayer that is currently in force. No extension of time within which to file any Tax Return with respect to the Project or the Assets has been requested, which Tax Return has since not been filed.

(p)

None of the Taxpayers is a party to any contractual Tax allocation or sharing agreement. Except as to the affiliated group within the meaning of Section 1504(a) of the Code of which Augusta Resource (US) Corporation is the parent, none of the Taxpayers (A) has been a member of an affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local, or foreign law filing a consolidated federal income Tax Return or (B) has any liability for the Taxes of any Person (other than the other Taxpayers) under Treas. Reg. §1.1502-6 of the Code (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(q)	There are no Liens for Taxes upon the Assets.

(r)	None of the Assets is an interest in an entity taxable as a corporation, limited liability company, trust or real estate mortgage investment conduit for federal income Tax purposes.

(s)	No power of attorney with respect to any Tax matter is currently in force with respect to the Project or the Assets that would, in any manner, bind, obligate or restrict KC.

AGREEMENT

(t)

No Taxpayer has executed or entered into any agreement with, or obtained any consents or clearances from, any Taxing Authority, or has been subject to any ruling guidance specific to Rosemont from any Taxing Authority, with respect to the Project or the Assets.

(u)	Rosemont is not a “foreign person” within the meaning of Section 1445 of the Code.

2.3                Survival of Representations and Warranties

                      The representations and warranties set out in Sections 2.1 and 2.2 are made as of the Effective Date and the Parties will be relying thereon in entering into this Agreement and they will survive the execution hereof. The representations and warranties set out in Sections 2.1 and 2.2 are deemed remade as of the Completion Date, save to the extent that such representations and warranties are rendered inaccurate by the passage of time or, with respect to the representations and warranties set out in Section 2.2, any act or omission of KC, and they will survive the acquisition of the Earned Interest by KC and the establishment of the Joint Venture.

2.4                Indemnity

                      Subject to Section 3.10, each Party will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made or to be fulfilled by it hereunder. A Party may waive any of such representations, warranties, covenants, agreements or conditions in whole or in part at any time without prejudice of its right in respect of any other breach of the same or any other representation, warranty, covenant, agreement or condition. Any indemnity of KC by Rosemont shall be limited in aggregate to a maximum of the amount of the Investment actually advanced by KC to date.

2.5                Acknowledgement

(a)

Each Party acknowledges and agrees that it is intended and the JVA must reflect such intentions, that the Operator, on behalf of the Joint Venture, be authorized to negotiate and enter into sales agreement(s) (including to an Affiliate of Rosemont) of the silver and gold in concentrate produced from the Project for consideration and on terms and conditions determined by the Operator and consistent with the terms and conditions of the Precious Metals Purchase Agreement detailed in Appendix B and apply the proceeds from time to time received from such sale in the following order of priority:

(i)

in payment, satisfaction or reimbursement to the Operator of all estimated costs, charges and expenses incurred by the Operator in connection with taking delivery of, storing, insuring, refining, smelting or otherwise treating or beneficiating, transporting and selling or disposing of that Saleable Mineral Product (as defined in the JVA); and

	(ii)	hold the balance of such proceeds for application in accordance with the directions of the Management Committee (as defined in the JVA), subject to clause 4.17 of the JVA.

AGREEMENT

ARTICLE 3
EARN-IN

3.1                Earn-In

                      Rosemont hereby grants to KC and KC hereby agrees to earn into a 20% Earned Interest, free and clear of all Encumbrances other than the Permitted Encumbrances (the “Earn-In”).

3.2                Conditions of Earn-In

                      The right of KC to earn into a full 20% Earned Interest is conditional on KC paying to the Operator, as a contribution to the Joint Venture, the full amount of the Investment, pursuant to the Investment Schedule.

3.3                Pre-Permitting Costs and Post Pre-Permitting

(a)	From the Effective Date, the Pre-Permitting Costs, to a maximum of $70,000,000, shall be solely funded by Advances pursuant to Cash Calls pursuant to the JVA.

(b)

Notwithstanding the Investment Schedule, KC shall not be obliged to contribute any portion of the Investment, other than the Pre-Permitting Costs, until such time as all Material Permits are granted in respect of the Project.

(c)

After all the Material Permits are granted in respect of the Project, the advances of the balance of Investment shall be made by KC pro rata with any advances made pursuant to any agreement or agreements entered into pursuant to clause 7.11(2) of the JVA (based on a 106:230 ratio), provided that the advances of the balance of the Investment shall be made by KC forthwith as and when KC receives evidence that an advance is ready to be made under such agreement or agreements and the amount of such advance.

3.4                Earn-In Default

                      Subject to Sections 3.3 and 3.7, if KC fails to make an Advance as provided for in the Investment Schedule, then Rosemont shall be entitled to give notice to KC of such default. If KC fails to rectify such default within 20 Business Days of the receipt of such notice, then Rosemont shall be entitled to give notice to KC that the Earn-In is terminated, in which case KC shall have no remaining right to earn into the Project and KC’s Earned Interest shall be calculated pursuant to Section 3.8 hereof and Clauses 16.8 to 16.14, inclusive, of the JVA shall apply to KC’s Earned Interest, mutatis mutandis as if the Completion Date (as defined in the JVA) had occurred. Other than this right of remedy, KC shall have no right to remedy its default without the written consent of the Rosemont, save for one time only during the currency of this Agreement KC, prior to expiry of the said 20 day cure period detailed above, may give notice to Rosemont that it elects to extend the said cure period by another 20 Business Days, in which case such cure period shall be so extended. Until the Investment is fully advanced, any default by KC in making an Advance shall be solely governed by this Section 3.4 (and shall not be governed by the JVA).

3.5                Expenditure Statement and Audit

                    An itemized statement of Advances in any period, certified to be correct by the Operator and to be delivered to Rosemont and KC within 15 days of the end of a period, will be conclusive evidence of the making of such Advances unless within 90 days of receipt of such statement a Party delivers to the other Party an objection to the statement. If the objecting Party delivers an objection within such 90 day period, then such objecting Party will be entitled to request that the Auditors audit the Advances provided for in the statement of Advances that is the subject of the objection. At the conclusion of such audit:

AGREEMENT

(a)

if the Auditors determine that the statement of Advances exceed the Advances actually contributed by more than five percent of those stated, then the costs of the audit will be borne by KC and only the Advances so determined to have been actually contributed will constitute Advances for the purposes of Section 3.2; and

(b)

if the Auditors determine that the statement of Advances was accurate within five percent of the Advances actually contributed or the statement of Advances understate the Advances actually incurred by greater than a five percent margin, then the costs of the audit will be borne by Rosemont and only the Advances so determined to have actually been contributed will constitute Advances for the purposes of Section 3.2.

The Auditors’ determination of Advances will be final and determinative of the amounts stated in the statement in question, and will not be subject to arbitration hereunder.

3.6                Excess Advances

                      Any Advances contributed in excess of the amount required to be contributed by the Investment Schedule will be credited against the Advance or Advances next required to be contributed under the Investment Schedule.

3.7                Additional Earn-In Termination Rights

                      At any time prior to full contribution of the Investment, KC shall be entitled to terminate the Earn-In and its obligation to contribute any uncontributed portion of the Investment if:

(a)

there exists any material breach by Rosemont of its covenants, representations or warranties contained in this Agreement and KC gives notice thereof to Rosemont and Rosemont has not within 30 days following delivery of such notice, cured such default or, if such default is capable of being cured but not reasonably within 30 days, begun to cure such default within such 30 days (a “Rosemont Material Default”);

(b)	Rosemont is a "Defaulting Participant" as defined in the JVA and KC has not rectified such status pursuant to the cure provisions set out in clause 6.14 of the JVA; or

(c)

Rosemont shall generally not pay its debts as such debts become due or Rosemont shall admit in writing its inability to pay its debts generally as such debts become due or if Rosemont shall make a general assignment for the benefit of creditors or if any proceedings shall be instituted by or against Rosemont under any bankruptcy, insolvency or similar law.

3.8                Calculation of Earned Interest

                      The Earned Interest of KC, from time to time, shall be calculated on the basis of the following formula:

                       A/B x 20 = X

AGREEMENT

Where:	A	is the total amount of the Investment which has been contributed to the Joint Venture;

	B	is the total Investment;

	X	is the Earned Interest of KC, expressed as a percentage;

and such Earned Interest, subject to appropriate adjustment pursuant to the terms of the JVA, shall constitute KC’s Participating Interest (as defined in the JVA).

3.9                Use of Advances

                      All Advances shall be deposited in the Joint Venture Account (as defined in the JVA), and shall only be used in connection with the Joint Venture and in accordance with a budget approved by the Management Committee (as defined in the JVA) of the Joint Venture.

3.10               Default by Rosemont

(a)	In the event of a Rosemont Material Default, then the exclusive remedy of KC shall be to elect (by notice to Rosemont detailing such Rosemont Material Default) to either:

(i)

proceed under Section 2.4 to recover damages incurred by KC and caused by such Rosemont Material Default (to a maximum of the amount of the Investment actually advanced by KC to date), pending payment of which the Earn-In shall be suspended and upon payment of which the Earn-In may continue or be terminated at the option of KC; or

(ii) proceed under this Section 3.10.

(b)	If KC elects to proceed under this Section 3.10, then the notice to Rosemont provided for in Section 3.10(a) shall also require that Rosemont elect whether to:

(i)

pay damages incurred by KC and caused by such Rosemont Material Default (to a maximum of the amount of the Investment actually advanced by KC to date), pending payment of which the Earn-In shall be suspended and upon payment of which the Earn-In may continue or be terminated at the option of KC ; or

(ii) purchase the Earned Interest of KC, free and clear of any Encumbrances created by KC, for a purchase price being equal to the amount of the Investment advanced by KC to date.

(c)	Rosemont must give notice to KC of Rosemont’s election pursuant to Section 3.10(b) no later than 20 Business Days after the notice given to Rosemont by KC pursuant to Section 3.10(a).

(d)

If Rosemont elects to pay as contemplated in Section 3.10(b)(i), then it shall do so forthwith. If the Parties do not agree on the amount of the damages caused by the Rosemont Material Default within 30 Business Days following Rosemont’s election pursuant to Section 3.10(b)(i), then the Parties shall cause the damages to be determined pursuant to the dispute resolution provisions of the JVA.

AGREEMENT

(e)

If Rosemont elects to purchase as contemplated in Section 3.10(b)(ii), then such purchase transaction shall complete 30 Business Days after the election notice given by Rosemont to KC pursuant to Section 3.10(c) or such earlier date as may be detailed in such notice.

(f)

In the event of completion of any purchase transaction pursuant to Section 3.10(e), Rosemont covenants to indemnify and save harmless KC from all Joint Venture liabilities. In no event shall Rosemont be responsible to pay damages greater than the amount of the Investment actually advanced by KC.

ARTICLE 4
JOINT VENTURE

4.1                Formation of Joint Venture

                     Concurrent with execution of this Agreement, the Parties shall execute, effective on the Effective Date:

(a)	the JVA; and

(b)	the Memorandum of Earn-In Agreement.

4.2                Intentionally Deleted

4.3                Intentionally Deleted

4.4                Offtake Agreement

                      The Parties shall cause the Operator, on behalf of the Joint Venture, to negotiate with KC in good faith and enter into the Offtake Agreement and KC agrees to negotiate in good faith with the Operator and enter into the Offtake Agreement.

ARTICLE 5
TRANSFERS

5.1                Limitations on Transfers

     The limitations and conditions to the right of a Party to transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer, alienate or otherwise dispose of any or all of its Earned Interest or of its rights under this Agreement shall be subject to the rights and restrictions contemplated in the JVA, mutatis mutandis.

ARTICLE 6
FORCE MAJEURE

6.1                Events

                    Notwithstanding any other provisions contained herein, a Party will not be liable for its failure to perform any of its obligations under this Agreement due to Force Majeure (as defined in the JVA).

AGREEMENT

6.2                Effect of Force Majeures

                      All time limits imposed by this Agreement (other than for the payment of monies) will be extended by a period equivalent to the period of delay resulting from Force Majeure, provided in the event of Force Majeure persists for more than six (6) months and has the effect of the Joint Venture being unable to advance the Project, then Rosemont may at any time thereafter so long as the Force Majeure continues, deliver to KC a Termination Notice and the Earn-In shall be terminated and Section 3.8 shall apply to calculate KC’s Earned Interest as of that date.

6.3                Obligation to Remove Force Majeure

                    A Party relying on the provisions of this Article 6 will take all reasonable steps to eliminate any Force Majeure and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require such Party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted court or governmental authority or to complete its obligations under this Agreement if Force Majeure renders completion impossible.

6.4                Giving Notice

                    A Party relying on the provisions of this Article 6 will give notice to the other Parties forthwith upon the occurrence of Force Majeure and forthwith after the end of the period of delay when such Force Majeure has been eliminated or rectified.

ARTICLE 7
DISPUTE RESOLUTION

7.1                Arbitration

                    Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or invalidating thereof, shall be settled pursuant to the dispute resolution provisions of the JVA.

ARTICLE 8
NOTICE

8.1                Notice

                    All notices and other communications under this Agreement shall be made and received pursuant to the notice provisions of the JVA.

ARTICLE 9
GENERAL

9.1                No Waiver

                    No consent or waiver expressed or implied by any Party in respect of any breach or default by the other in the performance by such other of its obligations hereunder will be deemed or construed to be a consent to, or a waiver of, any other breach or default.

AGREEMENT

9.2                Further Assurances

                      The Parties will promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the Earned Interest of KC.

9.3                Manner of Payment

                      All Advances to be contributed to the Joint Venture, care of the Operator, shall be made pursuant to the payment provisions of the JVA pertaining to payments to the Operator.

9.4                Enurement

                      This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

9.5                Governing Law

                      This Agreement will be governed by and interpreted in accordance with the laws of the State of Arizona.

9.6                Time of the Essence

                      Time is of the essence in the performance of each obligation under this Agreement.

9.7                Counterparts

                      This Agreement may be executed in any number of counterparts and all such counterparts, taken together, will be deemed to constitute one and the same instrument. This Agreement may be signed by facsimile.

AGREEMENT

                    IN WITNESS WHEREOF this Agreement has been executed as of the date first above given.

ROSEMONT COPPER COMPANY
By:
Name:
Title:

UNITED COPPER & MOLY LLC
Per: LG INTERNATIONAL CORP.
By:
Name:
Title:

Per: KOREA RESOURCES CORPORATION
By:
Name:
Title:

AGREEMENT

SCHEDULE A

PROPERTIES DESCRIPTION

All Mineral Rights of Rosemont, including those detailed in Appendix F of the JVA.

All Other Rights of Rosemont, including those detailed in Appendix G of the JVA.

A-1

AGREEMENT

SCHEDULE B

PERMITTED ENCUMBRANCES

Security Interests

All security granted pursuant to the Loan Agreement between Augusta Resource Corporation and Red Kite Explorer Trust dated April 21, 2010.

Rights of Third Parties

Obligation of Rosemont to grant Guarantee in favour of Silver Wheaton (unexecuted)

  Obligation of Rosemont to grant a guaranty and security collateral thereto pursuant to the Precious Metals Purchase Agreement between Augusta Resource (Barbados) SRL Augusta Resource Corporation and Silver Wheaton (Caymans) Ltd. and Silver Wheaton Corp. dated February 10, 2010.

Agreement and attendant security as provided for in clause 7.11(2) of the JVA:

Offtake Agreement with Red Kite Explorer Trust

  Exceptions to title listed on Schedule B of Landmark Title Assurance Agency / First American Title Insurance Company Commitment for Title Insurance No. 06168479-024- P13, Amendment No. 2, with an effective date of April 6, 2010.

A royalty of one and one-half percent of net returns, as set forth in Deed recorded at Docket 8351 at page 1788 of the Pima County records, currently held by Franco-Nevada U.S. Corp.

A royalty of one and one-half percent of net returns, as set forth in Deed recorded at Docket 8351 at page 1788 of the Pima County records, currently held by Lesley J. Cote wife of Robert T. Cote.

The rights of parties in possession of certain parcels of real property owned by Rosemont or Affiliates noted below:

Residential Lease Agreement, dated August 25, 2006 for portions of Parcel 2 of the Helvetia Ranch by and between Mr. Robert L. Kilgore and Ms. Karen E. Andersen and Borrower.

Caretaker Agreement, dated March 31, 2008 for portions of Parcel 5 of a portion of Singing Valley Ranch by and between Mr. Jose Franco and Borrower.

Caretaker/Maintenance Agreement, dated June 4, 2008 for portions of Parcel 5 of a portion of Singing Valley Ranch by and between Mr. Brian Casey and Borrower.

  B-1

Residential Lease, dated April 15, 2008 for portions of Parcel 5 of a portion of Singing Valley Ranch by and between Ms. Teresa Godin and Ms. Mary Cameron Tenney on behalf of Borrower as Borrower’s residential property manager).

  Vacant Land/Lot Purchase Contract dated January 9, 2008, as amended, between Rosemont as buyer, and Anne Scalese, as Trustee of the Anne Scalese Trust, as seller regarding the purchase and sale of a 20 acre parcel of land situated in Pima County, Arizona (E/2 of the SW/4 of the SE/4, Section 29, Township 17 South, Range 14 East).

All accrued, unlevied and unpaid Taxes on real and personal property included in the Assets, in respect of the current year.

  B-2

AGREEMENT

  SCHEDULE C

  INVESTMENT SCHEDULE

  Pursuant to Appendix H and clauses 6.1 and 6.5 of the JVA.

  C-1

AGREEMENT

  SCHEDULE D

  JVA

  D-1

AGREEMENT

  SCHEDULE E

  MATERIAL PERMITS

  REDACTED - PROPRIETARY CONFIDENTIAL BUSINESS INFORMATION

  E-1

AGREEMENT

  SCHEDULE F

  INTENTIONALLY DELETED

  F-1

AGREEMENT

  SCHEDULE G

  OFFTAKE TERMS
  Product Sales Terms
  Copper Concentrates

  REDACTED - PROPRIETARY CONFIDENTIAL BUSINESS INFORMATION

  G-1

AGREEMENT

  SCHEDULE H

  PRE-PERMITTING COSTS

  REDACTED - PROPRIETARY CONFIDENTIAL BUSINESS INFORMATION

  H-1